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                                                   EXHIBIT 1

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

        SECOND QUARTER 2004                                            capital costs and the Company will finance this equipment
                                                                       through a vendor lease program.
        The following is Management's Discussion and
Analysis of the financial condition and results of                             The Company currently operates an open pit mine and
operations, to enable a reader to assess material changes in           mill at Lac des Iles with a design capacity of 15,000 tonnes
financial condition and results of operations for the three            per day. In late 2003, the Company commissioned a full
months and six months ended June 30, 2004, compared to those           feasibility study in response to scoping studies and a
of the respective periods in the prior year. This                      pre-feasibility study that indicated a higher grade
Management's Discussion and Analysis has been prepared as of           subvertical ore body located directly beneath the open pit
August 9, 2004. This Management's Discussion and Analysis is           mine was a viable underground mine. The underground
intended to supplement and complement the unaudited interim            feasibility study defines, as its base case, a nominal 2,000
consolidated financial statements and notes thereto for the            tonnes per day mechanized longhole stope mine accessed
period ended June 30, 2004 (collectively, the "Financial               through a portal in the Lac des Iles open pit with an
Statements"), which are included in this Quarterly Report.             initial mine plan containing 3,542,000 tonnes of Proven and
You are encouraged to review the Financial Statements in               Probable Reserves. These underground reserves contain
conjunction with your review of this Management's Discussion           approximately 6.62 grams of palladium per tonne at a cut-off
and Analysis. This Management's Discussion and Analysis                grade of 4.5 grams per tonne. In addition, these reserves
should be read in conjunction with both the annual audited             contain approximately 0.40 grams of platinum, 0.34 grams of
consolidated financial statements for the three years ended            gold, 0.07 percent copper, and 0.08 percent nickel per
December 31, 2003, and the related annual Management's                 tonne. The integrated production plan for the expanded Lac
Discussion and Analysis included in the 2003 Annual Report.            des Iles mine calls for the blending of higher grade
                                                                       underground ore with that of the open pit to generate a
        OVERVIEW AND STRATEGIC ACTIVITIES                              7-year mine life at an average annual production rate of
                                                                       slightly over 300,000 ounces of palladium.
        North American Palladium Ltd. (the "Company")
operates the Lac des Iles mine located 85 km northwest of                      During the first quarter, the Company also decided
Thunder Bay, Ontario. The mine is Canada's only primary                to proceed with a secondary crusher installation for the Lac
producer of platinum group metals and contains one of the              des Iles mill designed to maintain the fourth quarter 2003
largest open pit bulk mineable palladium reserves in the               throughput rate and reduce processing costs in the mill
world. In addition to palladium, the Company earns                     circuit. The estimated capital cost of this project is
substantial revenue from by-product nickel, platinum, gold             approximately $10 million. The Company plans to finance the
and copper. Palladium's primary use continues to be in the             $50 million total capital cost for the underground mine and
auto industry where it is an important component in                    secondary crusher projects with operating cash flow and a
controlling exhaust emissions as mandated by more stringent            new senior credit facility which was negotiated in the
hydrocarbon emission standards for cars, light trucks and              second quarter.
SUVs, particularly in the United States, Europe and Japan.
In addition, palladium is consumed in the dental,                              The Company hedges the price of its palladium
electronics, jewellery and chemical sectors.                           production under a long-term contract with a major
                                                                       automotive manufacturer (the "Palladium Sales Contract").
        During the first quarter 2004, the Company announced           The hedge price is based on the monthly average spot price
the development of an underground mine at the Company's Lac            for palladium with a floor price of US$325 per ounce for
des Iles operations. The decision to proceed with an                   100% of production and a ceiling price of US$550 per ounce
integrated open pit and underground mine project was based             for 50% of production. The remaining 50% of production is
on a full feasibility study prepared by Roscoe Postle                  sold at market prices or the contract floor, whichever is
Associates Inc. Capital costs for the underground                      higher. The Palladium Sales Contract expires on June 30,
development are estimated at $40 million for direct and                2005. In 2004, the Company also commenced a hedging strategy
indirect costs and working capital. Mining equipment                   for a portion of its by-product metal production. The
accounts for an additional $15 million of                              objective of this hedge strategy is to reduce the
                                                                       variability of cash flow associated with revenues derived
                                                                       from the sale of nickel, platinum, gold and copper.



2       North American Palladium Ltd.         Building Value           2004 Second Quarter                                        3
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        Without the Palladium Sales Contract, the Company's                    KEY FINANCIAL STATISTICS
profitability would be significantly impacted by the current
depressed spot palladium price. In the near term, the                                             Second Quarter   Six Months Ended
Company does not expect to recognize palladium revenue above                                         June 30,          June 30,
the Palladium Sales Contract floor price of US$325 per                 ($000's)                   2004     2003     2004      2003
ounce. The Company is optimistic that the fundamentals for             -------------------------------------------------------------
palladium demand will improve in the medium term with the              Revenue from metal sales  51,712   44,631   104,868   89,751
draw-down of surplus inventories held by automotive                    Net income                 2,834   10,361     8,955   18,751
manufacturers and consumer response to platinum's price                Net income per share
premium to palladium. In addition, recent news of a new                  (dollars basic and
diesel catalyst technology which may permit the use of                    diluted)                 0.06     0.20      0.17     0.37
palladium will give automobile manufacturers a cheaper                 Operating cash flow       13,769   12,406    33,250   23,767
alternative in their choice of materials for diesel emission           Long-term debt,
control systems as compared to platinum.                                 including  current
                                                                         portion                                    45,232   82,019
        PRODUCTION STATISTICS                                          Shareholders' Equity                        313,815  279,662

                         Second Quarter          Six Months            Common shares outstanding
                            June 30,              June 30,                (as at June 30)                    51,328,589 50,753,440
                        2004       2003       2004       2003
----------------------------------------------------------------
PALLADIUM (oz)           75,970     59,069    167,231    117,860
Payable Palladium (oz)   69,399     54,354    152,766    107,682
Platinum (oz)             6,319      5,216     13,302     10,501
Gold (oz)                 6,249      5,050     14,004      9,614
Copper (lbs)          2,103,948  1,574,906  4,245,703  2,971,061
Nickel (lbs)          1,060,318    915,977  2,381,519  1,688,522
----------------------------------------------------------------
Ore Tonnes Milled     1,445,445  1,154,965  2,794,224  2,351,224
Ore Tonnes Mined      1,305,529  1,527,756  2,958,196  2,921,725
Waste Tonnes Mined    2,848,833  2,108,737  5,074,933  4,579,622
----------------------------------------------------------------
Waste Strip Ratio        2.18:1     1.38:1     1.72:1     1.57:1
----------------------------------------------------------------

        SUMMARY OF QUARTERLY RESULTS

                                                  2002                                2003                               2004
($000, except per share amounts)           3rd Qtr    4th Qtr       1st Qtr    2nd Qtr    3rd Qtr    4th Qtr      1st Qtr    2nd Qtr
------------------------------------------------------------------------------------------------------------------------------------
Revenue from metal sales                    46,547     43,904        45,120     44,631     42,585     59,805       53,156     51,712
Net income                                   2,894     (1,579)        8,390     10,361      3,535     16,092        6,121      2,834
Net income (loss) per share                   0.06      (0.03)         0.17       0.20       0.07       0.32         0.12       0.06
Full diluted net income (loss) per share      0.06      (0.03)         0.17       0.20       0.07       0.31         0.12       0.06
------------------------------------------------------------------------------------------------------------------------------------

        RESULTS OF OPERATIONS                                                  In the second quarter of 2004, spot palladium prices
                                                                       averaged US$256 per ounce, versus the previous year when
        In the second quarter of 2004, the Company's                   spot palladium averaged US$170 per ounce. However, the
revenues from metal sales were substantially improved                  Palladium Sales Contract provides for a US$325 per ounce
primarily due to increased production of metal at the Lac              minimum price, which was the realized palladium price in the
des Iles mine. Palladium production increased 29% compared             second quarter, but was 29% less than the US$457 realized
to the second quarter of 2003. Additionally, second quarter            price in the second quarter of 2003, when a portion of the
by-product metal production was higher, particularly nickel            production was sold forward at US$899 per ounce. Realized
increasing 16%, platinum increasing 21%, gold increasing               prices for
23%, and copper increasing 34%, respectively as compared to
the second quarter of 2003.



4       North American Palladium Ltd.         Building Value           2004 Second Quarter                                        5
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by-product metals were substantially higher in the second                      Production costs including overheads but excluding
quarter of 2004, most notably platinum at US$779 per ounce,            non-cash amortization were $27,489,000 during the second
nickel at US$5.91 per lb. and copper at US$1.21 per lb.                quarter 2004 compared to $24,009,000 during the second
Partially offsetting the higher realized metal prices was a            quarter 2003. The higher production costs in the current
strengthening Canadian dollar, which averaged US$0.74 in the           quarter primarily relate to major repairs to mine loading
second quarter of 2004, compared to US$0.71 in the second              and haul equipment and increased volumes of secondary
quarter of 2003.                                                       crushed mill feed, which is currently provided by a
                                                                       contractor. Smelter treatment, refining and freight costs
        The Company will deliver all of its palladium                  increased by 61% to $7,321,000 in the quarter compared to
production for the balance of 2004 under the terms of the              the second quarter of 2003. The increase in these costs was
Palladium Sales Contract, which has a floor price of US$325            primarily the result of a 52% increase in the volume of
per ounce. The realized price for palladium sales will                 concentrate treated. Additionally, costs were incurred in
depend upon market conditions and the selling prices of                the quarter for transportation fuel surcharges and penalties
palladium, and could be above the US$325 per ounce floor               related to concentrate quality.
price.
                                                                               Total unit cash costs to produce palladium
        The Company realized net income for the three months           (production costs including overhead and smelter treatment,
ended June 30, 2004 of $2,834,000 or $0.06 per share on                refining and freight costs, net of by-product credits and
revenues from metal sales of $51,712,000 compared to net               royalties) decreased to US$158 per ounce in the second
income of $10,361,000 or $0.20 per share on revenue from               quarter 2004 compared to US$256 per ounce in the second
metal sales of $44,631,000 for the corresponding period a              quarter 2003. The increased production of platinum, gold,
year earlier. These results include a foreign exchange loss            nickel and copper and the improvement in the prices for
of $264,000 in the current quarter compared to a foreign               these by-product metals in the second quarter of 2004 made a
exchange gain of $6,210,000 in the second quarter of 2003,             significant contribution to operations and resulted in a
which primarily relates to the Company's US dollar                     reduction of the unit cash costs for palladium by US$202 per
denominated long-term debt.                                            ounce compared to a reduction of US$155 per ounce in the
                                                                       second quarter of 2003. The decrease in unit cash costs was
        For the six months ended June 30, 2004 the Company             primarily due to a 29% increase in palladium production,
reported net income of $8,955,000 or $0.17 per share on                which in part was offset by increased production costs.
revenue of $104,868,000 compared to net income of
$18,751,000 or $0.37 per share on revenues of $89,751,000                      At the end of the first quarter, the Company held an
for the six months ended June 30, 2003. The results for the            unusually high level of concentrate in inventory at the mine
six-month period include a foreign exchange loss of                    site as a result of the labour strike at the Falconbridge
$1,046,000 compared to a foreign exchange gain of                      operations in Sudbury, Ontario. During the second quarter,
$14,861,000 in the six months ended June 30, 2003.                     the Company was able to reduce the back-log of concentrate held in inventory by nearly 900 tonnes containing 7,151
        During the second quarter, the mill processed                  ounces of palladium and other by-product metals.
1,445,445 tonnes of ore, or an average of 15,884 tonnes per            Approximately $4,350,000 was recognized as revenue from
day, with a palladium grade of 2.22 g/t, producing 75,970              metal sales in the second quarter pertaining to this
ounces of palladium at a recovery rate of 73.5%. This                  material.
compares with the second quarter of 2003, when the mill
processed 1,154,965 tonnes of ore, or 12,692 tonnes per day,                   Non-cash amortization expense increased to
with a palladium grade of 2.08 g/t, producing 59,069 ounces            $8,885,000 during the quarter compared to $4,834,000 in the
of palladium at a recovery rate of 76.6%. The improvement in           second quarter 2003. The higher amortization amount is
palladium production in the second quarter was directly                attributable to the 29% increase in palladium production and
related to the 25% improvement in mill throughput along with           an increase in the unit of production amortization rate due
a 7% improvement in feed head grade.                                   to the restatement of reserves at June 30, 2003.



6       North American Palladium Ltd.         Building Value           2004 Second Quarter                                        7
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        As a result of the reduction in outstanding                            The Company further strengthened its balance sheet
long-term debt, interest expense on long-term debt reduced             during the quarter. Outstanding long-term debt, including
to $411,000 in the current quarter compared to $657,000 in             current and long-term portions was reduced by a net amount
the second quarter of 2003. During the quarter, the Company            of $5,992,000, resulting in a long-term debt balance of
repaid the project term loan from the proceeds of a new                $42,224,000 (US$31,500,000) at quarter end. During the
senior credit facility. Deferred financing costs related to            quarter, the Company issued 215,492 common shares for total
the project term loan in the amount of $788,000 were written           consideration of $2,374,000, the majority of which was from
off in the three months ended June 30, 2004. Exploration               the exercise of stock options. At June 30, 2004, the Company
expense was $518,000 in the second quarter of 2004 compared            had cash and cash equivalents of $24,832,000.
to $778,000 in the corresponding 2003 period.
                                                                               During the quarter the Company negotiated a new
        CASH FLOW AND FINANCIAL POSITION                               US$20 million and C$10 million senior credit facility with a leading equipment finance company. The credit facility was
        Cash flow from operations, prior to changes in                 used to repay the Company's existing bank loan totaling
non-cash working capital, was $13,769,000 in the second                approximately US$19 million and will be used to purchase
quarter 2004 compared to $12,406,000 in the second quarter             additional equipment, which is required as part of the mine
2003. After allowing for working capital changes, cash                 expansion. The new facility will permit the Company to
provided by operations was $20,150,000 in the second quarter           utilize free cash flow to finance the Lac des Iles
of 2004 compared to $20,823,000 in the second quarter of               underground mine and secondary crusher projects. The new
2003. Cash flow from operations, prior to changes in                   credit facility is a five-year amortizing loan with an
non-cash working capital, was $33,250,000 in the first six             interest margin of 2.5% over LIBOR or Bankers Acceptances.
months of 2004 compared to $23,767,000 in the first six                The credit facility allows in certain circumstances, full
months of 2003. After allowing for working capital changes,            repayment of outstanding loans any time during the term of
cash provided by operations was $32,428,000 in the first six           the facility.
months of 2004 compared to $31,182,000 in the first six
months of 2003.                                                                The Company also extended the term of its US$20
                                                                       million subordinated loan from its affiliate, Kaiser-Francis
        Investing activity in the second quarter required              Oil Company, to June 30, 2006. US$11.5 million is
$4,019,000 of cash, with the main capital spending                     outstanding under this loan facility, and interest on the
activities being the completion of the next phase of open              facility will be 2.5% over LIBOR.
pit pre-stripping, completion of the first phase of
construction of the underground mine access portal and                         Subsequent to the end of the quarter, the Company
decline ramp and major rebuilds to mine equipment. In                  received $7,148,000 as an interim payment against a claim
addition, the Company completed site preparation and has               filed with its insurance company relating to losses incurred
begun foundation work for a new secondary crusher designed             in connection with the failure of the primary crusher in
to improve mill throughput. The Company expects to have the            2002. The Company will include this insurance recovery in
secondary crusher operational in the fourth quarter after              income from mining operations in the third quarter.
which its milling costs will be reduced by about $2.00 per
tonne.                                                                         CONTRACTUAL OBLIGATIONS AS AT JUNE 30, 2004

                                                                                                            PAYMENTS DUE
                                                                                                             BY PERIOD
                                                                       ------------------------------------------------------------
                                                                                                             LESS
                                                                                                             THAN     1-3     4-5
                                                                       ($000's)                     TOTAL  1 YEAR    YEARS   YEARS
                                                                       ------------------------------------------------------------
                                                                       Senior credit facility      26,809   5,362   16,086   5,361
                                                                       Kaiser-Francis credit       15,415       -   15,415       -
                                                                         facility
                                                                       Capital lease obligations    3,008   1,196    1,291     521
                                                                       Operating leases             2,504     945    1,389     170
                                                                       Other purchase obligations   7,082   7,082        -       -
                                                                                                   54,818  14,585   34,181   6,052



8       North American Palladium Ltd.         Building Value           2004 Second Quarter                                        9
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        CRITICAL ACCOUNTING POLICIES AND ESTIMATES                             (C)     The measurement of deferred income tax
                                                                                       assets and liabilities and assessment of the
1.      Change in Accounting Policy                                                    need to record valuation allowances against
                                                                                       those assets
        Hedging Relationships
                                                                               The Company follows the liability method of tax
        In 2003, the CICA finalized amendments to Accounting           allocation for accounting for income taxes. Under the
Guideline AcG-13, "Hedging Relationships" that clarified               liability method of tax allocation, future tax assets and
certain of the requirements in AcG-13 and provided                     liabilities are determined based on differences between the
additional documentation and application guidance. AcG-13 is           financial reporting and tax bases of assets and liabilities
applicable for the Company's 2004 fiscal year. As a result             and are measured using the substantively enacted tax rates
of AcG-13, the Company has marked-to-market its forward                and laws that will be in effect when the differences are
foreign exchange contracts beginning January 1, 2004. The              expected to reverse. The effect on future tax liabilities
impact of this change was a decrease to derivative income of           and assets of a change in tax rates is recognized in income
$257,000 in the three months ended June 30, 2004 and an                in the period that the change occurs.
increase to derivative income of $213,000 in the six months
ended June 30, 2004.                                                           (D)     The valuation of derivative instruments and
                                                                                       measurement of gains and losses on cash flow
2.      Critical Accounting Estimates                                                  and fair value hedges that are recorded in
                                                                                       derivative income
        Critical accounting estimates represent estimates
that are highly uncertain and for which changes in those                       Forward Metal Sales and Metal Price Swap Contracts
estimates could materially impact the Company's financial
statements. The following accounting estimates are critical:                   In the fourth quarter of 2003, North American
                                                                       Palladium updated its hedge policy to allow for managing the
        (A)     Amortization of mining interests                       Company's exposure to market metal prices, particularly its platinum, nickel and copper price exposure. With the
        The Company amortizes a large portion of its mining            adoption of this policy and from time to time, the Company
interests using the units of production method based on                will enter into forward metal sales or cash settled swaps to
proven and probable reserves. Changes in reserves as at June           establish fixed metal prices in order to manage metal price
30, 2003 caused amortization rates to increase by                      volatility.
approximately 25%. Changes in reserve estimates are
calculated periodically and could affect amortization                          North American Palladium has used fixed-price
expense prospectively.                                                 forward platinum sales contracts and cash settled nickel and copper price swap contracts to insulate its earnings and
        (B)     Impairment assessments of long-lived assets            cash flows from changes in these metal prices. These
                                                                       contracts allow the Company to sell its platinum production
        Each year, the Company reviews the mining plan for             to credit-worthy metal dealers at a fixed price under the
the remaining life of mine. Significant changes in the mine            forward sales contract. In the case of nickel and copper,
plan can occur as a result of mining experience, new                   the Company receives a fixed metal price in exchange for
discoveries, changes in mining methods and rates, process              paying the floating price received under its physical sales
changes, investments in new equipment and technology, metal            contracts to acceptable counterparts under the metal price
prices and other factors. Based on year-end ore reserves and           swap contracts. In the second quarter of 2004, the hedge
the current mine plan, the Company reviews annually its                position reduced to 8,140 ounces of platinum, 540 tonnes of
accounting estimates and makes adjustments accordingly.                nickel and 1,200 tonnes of copper.

        The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.



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        Forward Foreign Exchange Contracts                                     FIXED-PRICE NICKEL SWAP CONTRACTS
                                                                               (the "Nickel Hedge Position")
        At June 30, 2004, the Company had forward foreign                      (AS OF JUNE 30, 2004)
exchange contracts outstanding for US$30,000,000 at an                 ------------------------------------------------------------
average exchange rate of $1.35 maturing at various dates               Nickel tonnes hedged          540 (or less than 35% of
through December 31, 2004. At June 30, 2004, the fair value                                          2004's expected production)
of these contracts was $353,000, of which $140,000 was                 ------------------------------------------------------------
included in revenue from metal sales as a mark-to-market               Maturity date of nickel
adjustment for concentrate awaiting settlement, and $213,000             swap contracts              December 2004
was recorded as derivative income in the three months ended            ------------------------------------------------------------
June 30, 2004.                                                         Weighted-average estimated
                                                                         fixed nickel price up to
        FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS                     maturity date               US$12,500 per tonne
        (the "Pt Hedge Position")                                                                    (US$5.67 per lb.)(see 1 below)
        (AS OF JUNE 30, 2004)                                          ------------------------------------------------------------
------------------------------------------------------------           Payment obligations           The Company will pay on a
Platinum ounces hedged        8,140 (or less than 35% of                                             monthly basis the floating
                              2004's expected production)                                            nickel price (average monthly
------------------------------------------------------------                                         LME 3-mth nickel price) for
Maturity date of platinum                                                                            the respective volume of
  sales contracts             December 2004                                                          nickel metal swapped and
------------------------------------------------------------                                         receive a fixed price from
Weighted-average estimated                                                                           the counterpart for the period
  platinum sales contact                                                                             up to the maturity date
  price up to maturity date   US$769/oz.(see 1 below)                                                (currently December 31, 2004)
------------------------------------------------------------           ------------------------------------------------------------
Delivery obligations          The Company will deliver                 Unrealized mark-to-market
                              platinum produced from its                 loss at June 30, 2004       US$411,800(see 2 below)
                              operations on a monthly basis            ------------------------------------------------------------
                              to satisfy the forward sales             1.      Weighted-average estimated nickel price is based on
                              contracts by the maturity date                   the aggregate value of contracted fixed prices for
                              (currently December 31, 2004)                    the expected nickel volumes for each respective
------------------------------------------------------------                   delivery month divided by the total volume of nickel
Unrealized mark-to-market                                                      under the swap contract.
  value at June 30, 2004      Nil(see 2 below)                         2.      At a monthly average LME 3-mth nickel price of
------------------------------------------------------------                   US$14,037 per tonne for swap contracts which have
1.      Weighted-average estimated platinum price is based                     not been taken into revenue as at June 30, 2004.
        on the aggregate value of contracted prices for the
        expected delivery volumes for each respective
        delivery month divided by the total volume of
        platinum sold forward.                                                 FIXED-PRICE COPPER SWAP CONTRACTS
2.      At June 30, 2004, the spot platinum price was US$794                   (the "Copper Hedge Position")
        per ounce and all of the platinum forward sale                         (AS OF JUNE 30, 2004)
        contracts had been taken into revenue.                         ------------------------------------------------------------
                                                                       Copper tonnes hedged          1,200 tonnes (or less than 40%
                                                                                                     of 2004's expected production
                                                                       ------------------------------------------------------------
                                                                       Maturity date of copper
                                                                         swap contracts              December 2004
                                                                       ------------------------------------------------------------
                                                                       Weighted-average estimated
                                                                         fixed copper price up to
                                                                         maturity date               US$2,548 per tonne
                                                                                                     (US$1.16 per lb.)(see 1 below)
                                                                       ------------------------------------------------------------
                                                                       Payment obligations           The Company will pay on a
                                                                                                     monthly basis the floating
                                                                                                     copper price (average monthly
                                                                                                     LME 3-mth copper price) for
                                                                                                     the respective volume of
                                                                                                     copper metal swapped and
                                                                                                     receive a fixed price from the
                                                                                                     counterpart for the period up
                                                                                                     to the maturity date
                                                                                                     (currently December 31, 2004)
                                                                       ------------------------------------------------------------
                                                                       Unrealized mark-to-market
                                                                         gain at June 30, 2004       US$7,700(see 2 below)
                                                                       ------------------------------------------------------------
                                                                       1.      Weighted-average estimated copper price is based on
                                                                               the aggregate value of contracted fixed prices for
                                                                               the expected copper volumes for each respective
                                                                               delivery month divided by the total volume of copper
                                                                               under the swap contract.
                                                                       2.      At a monthly LME 3-mth copper price of US$2,535 per
                                                                               tonne for swap contracts which have not been taken
                                                                               into revenue as at June 30, 2004.



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        The Company has entered into Master Trading                            The Company was active on several projects during
Agreements and Master Swap Agreements with various                     the second quarter of 2004. Nine holes totaling 1,347 metres
counterparts, which govern the terms of its forward metal              were drilled on the Shebandowan and Roaring River projects.
sales and fixed price swaps. These counterparts have a                 Drilling at Shebandowan returned the following
long-term credit rating assigned by Standard & Poor's of "A"           intersections: 2.34m @ 2.28% Cu, 0.17% Ni from hole SP-04-02
or better, or equivalent rating from other international               and 10.8m @ 0.32% Ni, 0.506 g/t PGE from hole SP-04-01.
credit rating agencies.
                                                                               Fieldwork consisting of geological mapping,
     RELATED PARTY TRANSACTIONS                                        prospecting and ground geophysics commenced on the
                                                                       Shebandowan properties late in the second quarter. The
        The Company engaged Louis J. Fox in November 1999 to           immediate focus will be selected airborne anomalies
provide services in connection with the negotiation of                 associated with ultramafic bodies, which are the host
palladium end-user supply contracts, project capital                   lithologies for the adjoining, past producing, Shebandowan
financing, smelting and refining agreements, metals price              nickel mine. Additional drilling on the project is scheduled
forecasting and marketing other metals. The services                   for later this summer.
agreement was negotiated at arms-length prior to Mr. Fox
becoming a director of the Company. Mr. Fox receives a fee                     At the Lac des Iles mine site the Magnetotelleurics
in connection with the negotiations related to the Palladium           and 3D Magnetic Inversion data were remodeled. This new
Sales Contract. The amount payable to Mr. Fox for the second           information, as well as various geochemical, geophysical
quarter of 2004 was $141,000 and $277,000 for the first half           (detailed airborne magnetics and resistivity, ground
of 2004.                                                               gravity) will provide greater target definition for a fourth quarter drill program.
        Pursuant to an agreement dated July 11, 2002,
Kaiser-Francis, and certain other parties related to                           RISKS AND UNCERTAINTIES
Kaiser-Francis, guaranteed the obligations of the Company
under the Credit Facility. Kaiser-Francis is entitled to                       The price of palladium is the most significant
receive a guarantee fee of 0.5% per annum of the average               factor influencing the profitability of the Company. In the
outstanding loan balance during the previous calendar                  second quarter of 2004, sales of palladium accounted for
quarter. In December 2001, Kaiser-Francis also provided a              approximately 62% of the Company's revenue. Many factors
US$20 million non-revolving credit facility to finance the             influence the price of palladium, including global supply
Company's working capital requirements. In the second                  and demand, speculative activities, international political
quarter 2004, the Kaiser-Francis credit facility was                   and economic conditions, and production levels and costs in
extended to June 30, 2006. Interest payable is based upon              other platinum group metal-producing countries, particularly
the 30-day LIBOR plus 2.50% and the stand-by fee payable is            Russia and South Africa. To offset the price risk, the
0.125% per annum. The amount payable to Kaiser-Francis for             Company entered into the Palladium Sales Contract and other
the guarantee fee, interest and standby fee for the second             hedge contracts to cover a portion of expected annual
quarter was $171,000. Kaiser-Francis holds 50.9% of the                production as set out below.
common shares of the Company.
                                                                               The possible development of a substitute alloy or
        EXPLORATION & DEVELOPMENT                                      synthetic material, which has catalytic characteristics
                                                                       similar to platinum group metals, may result in a future
        During the second quarter of 2004, the Company                 decrease in demand for palladium and platinum.
entered into an agreement to complete a private placement of
flow-through common shares for gross proceeds of $4,050,000                    Currency fluctuations may affect cash flow since
by issuing 270,000 common shares. This transaction closed on           production currently is sold in United States dollars,
July 7, 2004 and the funds will be used for the upcoming               whereas the Company's administration, operating and
diamond drill programs on various exploration projects as              exploration expenses are incurred in Canadian dollars. As a
well as to fund exploration on new acquisitions currently              result, changes in the exchange rate between Canadian and
being pursued.                                                         United States dollars can affect revenue and profitability.
                                                                       The Company has outstanding hedges for US$30,000,000 of its revenue for 2004 at an average C$/US$ exchange rate of
                                                                       approximately 1.35.



14      North American Palladium Ltd.         Building Value           2004 Second Quarter                                       15


        The Company is dependent on one mine for its metal             RECONCILIATION OF CASH COST PER OUNCE TO
production. The business of mining is generally subject to             FINANCIAL STATEMENTS
risks and hazards, including environmental hazards,                                                          Three Months Ended
industrial accidents, metallurgical and other processing                                                          June 30
problems, unusual and unexpected rock formations, pit slope            ($000)                                2004          2003
failures, flooding and periodic interruptions due to                   -----------------------------------------------------------
inclement weather conditions or other acts of nature,                  Production costs including          $  27,489    $  24,009
mechanical equipment and facility performance problems and               overhead
the availability of materials and equipment. These risks               Smelter treatment, refining and
could result in damage to, or destruction of the Company's               freight costs                         7,321        4,549
properties or production facilities, personal injury or                -----------------------------------------------------------
death, environmental damage, delays in mining, monetary                                                       34,810       28,558
losses and possible legal liability. Although the Company              Less: by-product metal revenue        (19,502)     (10,752)
maintains insurance in respect of the mining operations that           -----------------------------------------------------------
is within ranges of coverage consistent with industry                                                         15,308       17,806
practice, such insurance may not provide coverage of all the           -----------------------------------------------------------
risks associated with mining.
                                                                       Divided by ounces of palladium         72,130       51,290
        In addition, you are encouraged to review the                  -----------------------------------------------------------
Company's Annual Information Form on file with Canadian
Securities regulators for a discussion of other risks and              Cash cost per ounce (C$)                  212          347
uncertainties.                                                         -----------------------------------------------------------
                                                                       C$ exchange rate at quarter end        1.3405       1.3554
        NON-GAAP MEASURE                                               -----------------------------------------------------------
                                                                       Cash cost per ounce (US$)                 158          256
        North American Palladium has included in this                  -----------------------------------------------------------
document a non-GAAP performance measure for cash cost per
ounce. This non-GAAP measure does not have any standardized                    OUTLOOK
meaning nor is it necessarily comparable with similar
measures presented by other companies. North American                          As we progress into the third quarter of 2004,
Palladium believes that certain investors use this                     production from the Lac des Iles mine continues to be ahead
information to evaluate the Company's performance. This data           of budget owing to favourable palladium ore grades and mill
is intended to provide additional information and should not           throughput. Additionally, we are progressing well on our
be considered in isolation or as a substitute for measures             secondary crusher and underground projects. The secondary
of performance prepared in accordance with GAAP.                       crusher is on schedule and we expect this facility to be
                                                                       operational during the fourth quarter. Construction of the access ramp at the underground mine is on track for an
                                                                       expected production ramp-up in the fourth quarter of 2005.

                                                                               While metal prices were softer in the second quarter
                                                                       of 2004, continued weakness in the U.S. dollar and strong
                                                                       fundamentals has spurred renewed investor interest in
                                                                       precious and base metals. Platinum and palladium have found support at levels around US$820 and US$220 respectively, but continue to trade in a narrow range. Providing support for both metals is the continued concern about the viability of planned mine expansion and new projects as the South African rand to the U.S. dollar exchange rate goes below 6 to 1. The world's leading platinum producer, Anglo Platinum, has
                                                                       warned that it may be forced to curtail its expansion plans further due to the continued rand strength.




16      North American Palladium Ltd.         Building Value           2004 Second Quarter                                       17

        While we constantly stay on top of the safety, operational, and construction progress at Lac des Iles, we are shifting more and more of our corporate effort toward the growth of our business. We are pleased with our performance thus far in 2004 and our continued progress in strengthening our financial position. Continued focus on enhancing our operations and financial position remain our top priority as we move forward with our growth strategy.

        OTHER INFORMATION

        Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.


        Respectfully,

        ANDRE J. DOUCHANE
        PRESIDENT AND
        CHIEF EXECUTIVE OFFICER

        August 9, 2004







18      North American Palladium Ltd.         Building Value

        FORWARD-LOOKING STATEMENTS

        Certain statements included in this 2004 second quarter interim report, financial statements for the period ended June 30, 2004 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "intend", and other similar expressions are intended to identify forward-looking statements. In particular statements relating to estimated cash flows, capital costs, ore production, mine life, financing and construction are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, future profitability and production, and availability of financing on acceptable terms. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.



North American Palladium Ltd.         Building Value